American General Agents' and Managers' Thrift Plan

Audited Financial Statements
and Schedules

For the Years Ended
December 31, 2001 and 2000

AMERICAN GENERAL AGENTS' AND MANAGERS' THRIFT PLAN

AUDITED FINANCIAL STATEMENTS AND SCHEDULES

DECEMBER 31, 2001

Audited Financial Statements

Schedules

ERNST & YOUNG

Ernst & Young LLP
One Houston Center
Suite 2400
1221 McKinney Street
Houston, Texas 77010-2007

Phone: (713) 750-1500
Fax: (713) 750-1501
www.ey.com

Report of Independent Auditors

Administrative Board
American General Agents' and Managers' Thrift
Plan

We have audited the accompanying statements of net assets available for benefits of the American General Agents' and Managers' Thrift Plan as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its net assets available for benefits for the years ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2001, reportable transactions, and nonexempt transactions for the year then ended are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

June 14, 2002

AMERICAN GENERAL AGENTS' AND MANAGERS' THRIFT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

In thousands

	December 31, 2001	December 31, 2000
Assets		
Investments (See Note C)	$ 52,608	$138,015
Interest in the American General Thrift Plan Master Trust (See Note E) ...	106,043	-
Receivables		
Company contributions	29	-
Participant contributions	194	17
Interest receivable	-	325
Other	-	9
Total receivables	223	351
Total assets	158,874	138,366
Liabilities		
Payables		
Forfeitures	-	76
Other	-	306
Total liabilities	-	382
Net assets available for benefits	$158,874	$137,984

See accompanying notes.

AMERICAN GENERAL AGENTS' AND MANAGERS' THRIFT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

In thousands

	Years Ended December 31, 2001	2000
Additions to net assets		
Investment income		
Dividends	$ 1,326	$ 2,761
Interest	773	1,360
Net appreciation in fair value of investments (See Note C)	12,254	4,657
Net investment loss from interest in the American General Thrift Plan Master Trust (See Note E)	(823)	-
Total investment income	13,530	8,778
Contributions		
Company's	1,464	1,072
Participants'	6,417	6,995
Total contributions	7,881	8,067
Asset transfer from American General Invest Plan (See Note B)	22,375	-
Total additions	43,786	16,845
Deductions from net assets		
Benefit payments	22,800	26,746
Forfeitures	74	217
Participant fees	22	16
Total deductions	22,896	26,979
Net increase (decrease)	20,890	(10,134)
Net assets available for benefits		
Beginning of year	137,984	148,118
End of year	$158,874	$137,984

See accompanying notes.

AMERICAN GENERAL AGENTS' AND MANAGERS' THRIFT PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE A--SIGNIFICANT ACCOUNTING POLICIES

Accounting Principles

The American General Employees' Thrift and Incentive Plan (the Plan) financial statements are prepared in conformity with accounting principles generally accepted in the United States.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect amounts reported in the financial statements and accompanying notes. Such estimates could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

Benefits paid to participants are recorded upon distribution at the market value of the assets distributed.

Contributions are recorded as additions to net assets on the date the contributions become payable to the Plan.

Investment Valuation

Investments in registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. Investments in common collective funds, comprised of the Wells Fargo Stable Return Fund, the INVESCO Retirement Trust 500 Index Fund, the INVESCO Balanced Fund, the INVESCO Dynamics Fund, and the INVESCO Growth Fund, are valued based on then-current market values of the underlying assets. Investments in common stock are reported at fair value based on published market prices. Short-term investments are valued at cost, which approximates fair value. The participant loans are valued at amortized cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded as income on ex-dividend dates, and interest income is recorded using the accrual method of accounting.

Risks and Uncertainties

The Plan provides for various investments in common stock, mutual funds and common collective funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

NOTE B--DESCRIPTION OF THE PLAN

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

NOTE B--DESCRIPTION OF THE PLAN--Continued

General

The Plan, which is subject to provisions of the Employee Retirement Income Security Act of 1974 (ERISA), is sponsored by American General Corporation (the Company) and is a defined contribution plan offered to eligible agents and managers (sales employees) of American General Life and Accident Insurance Company (AGLA), a wholly owned subsidiary of the Company. Those employees who are specified as eligible employees in the Plan document may elect to become participants upon their employment commencement date. The Plan provides for participant elective salary deferrals (participant pretax contributions) in accordance with Section 401(k) of the Internal Revenue Code of 1986, as amended (IRC).

Effective July 1, 2001, AMVESCAP National Trust Company (AMVESCAP) replaced State Street Bank as trustee of the Plan, Invesco Retirement Plan Services Company, a subsidiary of AMVESCAP, replaced Towers Perrin as recordkeeper.

Effective July 1, 2001, the American General Invest Plan merged into the Plan. Net assets of approximately $22.4 million, representing the individual account balances of participants in the American General Invest Plan, were transferred into the Plan as a result of the merger.

On August 29, 2001, American General Corporation was acquired by American International Group, Inc. (AIG). As a result of the acquisition, all shares of American General common stock were exchanged for AIG shares based on an exchange ratio of 0.5790 of a share of AIG common stock for each American General share.

Substantially all of the costs of administering the Plan are paid by the Company.

The Plan's investments are held in a bank-administered trust fund.

Contributions

Sales employees who elect to participate contribute, on a pretax basis, a basic amount equal to three percent of base pay. Participants may also make additional pretax contributions in an amount ranging from one to thirteen percent of base pay. All contributions are subject to the contribution limitations discussed below. The Company contributes an amount equal to one-third of the basic contribution. All Company contributions are invested in AIG stock.

Participants may change their contribution rate and investment election for future contributions, as well as transfer all or part of their employee account balances among funds daily. All changes, except transfers, are effective as soon as administratively feasible. Transfers are effective on the business day the request is received.

NOTE B--DESCRIPTION OF THE PLAN--Continued

Contribution Limitations

For 2001 and 2000, the total amount of participant pretax contributions is limited to $10,500. Additionally, the total amount of annual participant and company contributions (including forfeitures) must not exceed the lesser of 25 percent of compensation or $35,000 in 2001 or $30,000 in 2000. During 2001 and 2000, the total amount of base pay that can be used in determining contributions under the Plan is $170,000.

Participant Accounts

Each participant's account is credited with the participant's and Company's contributions and an allocation of Plan earnings. Allocation of Plan earnings is based on participants' account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants are immediately vested in their contributions plus the earnings thereon. Participants become 100 percent vested in the remainder of their account after five years of service (as defined in the Plan document).

Payment of Benefits

Upon termination of service, and if consented to by the participant (required only if the total value, both vested and non-vested, of the account exceeded $5,000, and the participant is under age 65), a participant will receive a distribution equal to the vested value of his or her account as of the same business day in which the distribution request is made. Distributions must begin by April 1 of the calendar year following the later of either the calendar year in which the participant reaches age 70-1/2, or the calendar year in which the participant retires.

Participant Loans

Participants may borrow from their fund accounts, in a single loan, a minimum of $1,000 and up to a maximum equal to the lesser of $50,000 or 50% of the participant's vested account balance. Loan terms range from 12 to 58 months. Loans are secured by the vested balance in the participant's account and bear interest at a rate commensurate with prevailing rates as determined from time to time. Principal and interest are paid to the participant's account through payroll deductions. Early loan payoff is allowed.

NOTE B--DESCRIPTION OF THE PLAN--Continued

Forfeitures

Participants terminating employment forfeit their non-vested interest in the Company contributions on the earlier of (1) the distribution of the entire non-forfeitable portion of their account or (2) upon incurring a period of severance equal to five consecutive one-year breaks in service. Forfeitures are available to reduce future Company contributions. Participants who terminate and are re-employed with the Company before incurring five consecutive one-year breaks in service are entitled to the reinstatement of their non-vested or forfeited amounts, subject to certain provisions as stated in the Plan document.

NOTE C--INVESTMENTS

The following presents investments that represent 5 percent or more of the Plan's net assets.

In thousands

	December 31,	
	2001	2000
Interest in the American General Thrift Plan Master Trust	$106,043*	$ -
Wells Fargo Stable Return Fund	27,231	-
Vanguard Prime Cap Fund	13,912	-
American General common stock	-	106,269*
American General Life and Accident Insurance Company deposit administration group annuity contract	-	20,325

*Includes both participant-directed and non participant-directed investments (See Note D).

The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

In thousands

	Years Ended December 31,	
	2001	2000
Mutual funds	$ (1,846)	$ (2,403)
Common stock	13,526	7,060
Common collective funds	574	-
	$ 12,254	$ 4,657

NOTE D--NON PARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to non participant-directed investments is as follows:

In thousands

	December 31, 2001	December 31, 2000
Net assets		
American General common stock fund	$ -	$103,360
Interest in the American General Thrift Plan Master Trust	106,043	-
Contributions receivable	144	-
Total net assets	$106,187	$103,360

These investments contain both participant-directed and non participant-directed contributions with earnings not separately determinable; therefore, the total is considered non participant-directed.

	Years Ended December 31, 2001	Years Ended December 31, 2000
Changes in net assets		
Contributions	$ 5,313	$ 5,530
Dividends	1,168	2,676
Interest	16	14
Net appreciation	13,526	7,060
Net loss from interest in the American General Thrift Plan Master Trust	(823)	-
Benefits paid to participants	(14,516)	(20,477)
Interfund transfers	(2,174)	(10,874)
Forfeitures	328	(205)
Participant fees	(11)	(10)
	$ 2,827	$(16,286)

NOTE E--MASTER TRUST INFORMATION

Effective July 1, 2001, the Plan's investment in common stock is held in the American General Thrift Plan Master Trust (the Master Trust). The custodian of the Master Trust investments is State Street Bank and Trust Company.

The purpose of the Master Trust is the collective investment of the common stock in this Plan and the American General Employees' Thrift and Incentive Plan. The Master Trust assets are allocated among the participating plans by assigning to each plan those transactions which can be specifically identified and by allocating net income, resulting from the collective investment of the assets of the Master Trust, in proportion to the market value of each participating plan's assets. As of December 31, 2001, the Plan's beneficial interest in the Master Trust represents 17.5% of the total assets.

NOTE E--MASTER TRUST INFORMATION--Continued

The following table presents the fair value of the Master Trust's investments:

In thousands

	December 31, 2001
AIG common stock	$600,082
Money market fund	5,637
Net unsettled trades	(113)
Total net assets	$605,606

Investment income and net appreciation in fair value of the Master Trust investments (including gains and losses on investments bought and sold, as well as held during the year)are as follows:

In thousands

Net depreciation from investment in common stock	$ (3,805)
Interest	239
	$ (3,566)

NOTE F--INVESTMENT CONTRACT WITH INSURANCE COMPANY

Through July 1, 2001, the Plan maintained an investment contract with AGLA. The deposit administration group annuity contract was valued at contract value, which approximated fair value, and represented contributions under the contract, plus interest at the contract rate, less funds used to pay benefits. The guaranteed minimum rate of the contract was reset annually by AGLA.

The contract had a guaranteed minimum rate of 6.25% and 6.00% for 2001 and 2000, respectively. Any earnings in excess of the guaranteed minimum rate were credited to the participants.

The effective earned yield was calculated based on the calendar year. The effective earned yield of the investment contract for 2001 and 2000 was 6.25% and 6.87%, respectively.

NOTE G--PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their Company contributions.

NOTE H--RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

Benefits processed and approved for payment, but not paid as of December 31, are recorded on Form 5500 but not in the financial statements.

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

In thousands

	Year Ended December 31, 2000
Net assets available for benefits per the financial statements	$137,984
Benefits payable to withdrawing participants	(4,923)
Net assets available for benefits per Form 5500	$133,061

The following is a reconciliation of benefits paid to participants per the financial statements to Form 5500:

In thousands

	Year Ended December 31, 2001
Benefits paid to participants per the financial statements	$ 22,800
Benefits payable to withdrawing participants at beginning of year	(4,923)
Benefits paid to participants per Form 5500	$ 17,877

NOTE I--FEDERAL INCOME TAXES

The Plan has received a determination letter from the Internal Revenue Service dated July 14, 1999, stating the Plan is qualified under Section 401(a) of the IRC. Therefore, the Plan is exempt from taxation as long as it operates in conformity with the Plan document and the Code. Since receiving the determination letter, the Plan has been restated, and a new determination letter has been requested but not received. However, the Company believes the Plan in operation is in compliance with the Plan document and the IRC and, therefore, believes that the Plan is qualified and tax exempt.

NOTE J--PARTIES IN INTEREST

The Plan offers investment options in certain funds that are affiliated with AIG or one or more of its subsidiaries. American General Asset Management, which was a wholly owned subsidiary of American General Corporation, was the Registered Investment Advisor to the North American Funds. In December 2001, the North American Funds merged into the SunAmerica funds. SunAmerica Asset Management Company, a wholly owned subsidiary of SunAmerica, manages the SunAmerica funds. SunAmerica is wholly owned by AIG.

NOTE K--SUBSEQUENT EVENTS

Effective January 1, 2002, the Company intends to adopt the following Plan amendments:

- Company contributions funded after December 31, 2001 will be invested according to the participant's investment elections for future contributions rather than in AIG common stock. In addition, participants will be allowed to reallocate at any time all Company contributions, made prior to December 31, 2001, into any of the investments offered by the Plan.

- The vesting schedule will be changed from a five to three year cliff vesting.

- The Plan will adopt certain amendments allowed under The Economic Growth and Tax Relief Reconciliation Act of 2001.

AMERICAN GENERAL AGENTS' AND MANAGERS' THRIFT PLAN

SCHEDULE H, LINE 4 (i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AT DECEMBER 31, 2001

EIN: 74-0483432
PN: 002

Issuer	Description	Fair Value
Wells Fargo Bank Minnesota, NA	2,644,707 shares of Wells Fargo Stable Return Fund	$27,230,965
Vanguard	270,026 shares of Vanguard Prime Cap Fund	13,911,757
Participant Notes*	Loans issued at interest rates between 5.75% and 10.50%	3,839,203
AIM*	156,631 shares of AIM International Equity Fund	2,333,803
Invesco*	81,498 shares of IRT 500 Index Fund	2,274,599
Putnam	145,845 shares of Putnam Vista Fund	1,260,100
Invesco*	66,172 shares of Invesco Balanced Fund	968,103
T.Rowe Price	13,514 shares of T.Rowe Price Small Cap Stock Fund	342,444
Invesco*	10,663 shares of Invesco Dynamics Fund	169,867
Invesco*	64,789 shares of Invesco Growth Fund	168,451
Vanguard	8,105 shares of Vanguard Total Bond Index	82,189
SunAmerica Asset Management Company*	1,411 shares of Brazos Small Cap Fund	26,328
		$52,607,809

*Party in interest

AMERICAN GENERAL AGENTS' AND MANAGERS' THRIFT PLAN

SCHEDULE H, LINE 4 (j) - SCHEDULE OF REPORTABLE TRANSACTIONS

FOR THE YEAR ENDED DECEMBER 31, 2001

EIN: 74-0483432
PN: 002

In thousands

Identity of Party Involved	Description	Purchase Price	Selling Price	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain (Loss)
Category (iii) - Series of non participant-directed transactions in excess of 5% of net assets available for benefits						
State Street Bank & Trust Company	S/T Investments	$9,055	$ -	$ 9,055	$ 9,055	$ -
State Street Bank & Trust Company	S/T Investments	-	9,217	9,217	9,217	-
(A)	Company stock	2,888	-	2,888	2,888	-
(A)	Company stock	-	53,164	46,454	53,164	(6,710)

(A) Parties involved are not presented, as permitted by Section 2520.103-6 (d)(1)(i) of the Department of Labor's Rules and Regulations.

Note: Includes both participant-directed and non participant-directed transactions.

AMERICAN GENERAL AGENTS' AND MANAGERS' THRIFT PLAN

SCHEDULE G, Part III - SCHEDULE OF NONEXEMPT TRANSACTIONS

FOR THE YEAR ENDED DECEMBER 31, 2001

EIN: 74-0483432
PN: 002

Identity of Party Involved	Relationship to Plan Employer or Other Party-in-Interest	Description of Transactions Including Maturity date, Rate of Interest, Collateral, Par or Maturity Value
American General Corporation	Employer/Plan Sponsor	For the pay date July 2, 2001, untimely remittance of salary deferrals totaling $167,081 (including interest totaling $4,008). Remitted November 13, 2001.

Note: Lost earnings associated with late remittances were allocated to participants on November 13, 2001.

Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-68640) pertaining to the American General Agents' and Managers' Thrift Plan of our report dated June 14, 2002 with respect to the financial statements and schedules of the American General Agents' and Managers' Thrift Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2001.

Ernst & Young LLP

Houston, Texas
June 25, 2002